August 27, 2018

Dinggui Yan
Chief Executive Officer
Jiayin Group Inc.
26th Floor, Building No. 1, Youyou Century Plaza
428 South Yanggao Road
Pudong New Area, Shanghai 200122
People's Republic of China

       Re: Jiayin Group Inc.
           Draft Registration Statement on Form F-1
           Submitted July 30, 2018
           CIK No. 0001743102

Dear Mr. Yan:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Dinggui Yan
FirstName LastNameDinggui Yan
Jiayin Group Inc.
Comapany NameJiayin Group Inc.
August 27, 2018
August 27, 2018 Page 2
Page 2
FirstName LastName
Prospectus Summary
Our Business, page 2

2. We note the significant growth you have experienced from 2016 to 2017 in net revenue and net income. Please expand your discussion to address the underlying reason for material changes in results, period-over-period. Please make corresponding changes to
         Management's Discussion and Analysis of Financial Condition and Results of
         Operations--Overview on page 82 and Business--Overview on page 110. Selected Operating Data, page 14

3.       Please address the following for the period presented:

             Disclose the number of repeat borrowers and investors;
             Disclose outstanding loan balance;
             Disclose average loan amount per transaction;
             Disclose how you define loan origination and investment volume and how investment volume can be greater than loan origination volume; and Disclose volume of loans transferred through your secondary market.
Risk Factors
Risks Relating to Our Business and Industry, page 15

4. Please revise to provide a risk factor which addresses the potential impact on the
         Company's operating results (e.g. revenues and profitability) and financial condition as a result of the pricing adjustments made in December of 2017 to ensure the APR charged on all loans does not exceed 36%.
5. We note your risk factor on page 23 in which you discuss that your borrowers may subsequently take on additional debt and you cannot determine whether borrowers have outstanding loans through other individual finance marketplaces which creates the risk that borrowers may borrow additional money to pay off your loans or vice versa. Please enhance your disclosure to address increasing household and or consumer debt in China and the implications to your business and financial results.
If our practice is deemed to violate any PRC laws and regulations..., page 16

6. Please expand this risk factor to explicitly address how you comply with the prohibition against facilitating loans without a designated purpose.
We have limited experience managing our investor assurance program..., page 26

7. Please tell us why this risk factor is necessary given your disclosure elsewhere that you ceased operating an investor assurance program in April 2018.
 Dinggui Yan
FirstName LastNameDinggui Yan
Jiayin Group Inc.
Comapany NameJiayin Group Inc.
August 27, 2018
August 27, 2018 Page 3
Page 3
FirstName LastName
Risks Relating to This Offering and our American Depositary Shares
Certain existing shareholders have substantial influence over our company..., page 61

8. We note your disclosure in the section headed Principal Shareholders on page 152 that your sole director and chief executive officer, Dinggui Yan, currently beneficially owns
         85% of your ordinary shares and that no other officer owns more than 1% of your shares.
         In light of this, please revise this risk factor to specifically address Mr. Yan's interest in the company. If you expect Mr. Yan to beneficially own 50% or more of your ordinary shares immediately following the offering, please revise to reflect that the company is a controlled company.
Use of Proceeds, page 66

9. Please revise your disclosure to show the estimated net amount of the proceeds broken down into each principal intended use thereof. Refer to Item 3.C.1 of Form 20-F for guidance.
Non-GAAP Measures, page 80

10. We note your presentation of Adjusted net income/(loss) adding back share-based compensation expenses. Please revise to disclose the share-based compensation expenses net of tax in order to arrive at adjusted net income (loss) for the periods presented.
Credit Performance, page 84

11. We note that you currently offer three online standard loan products, various offline standard products and non-standard loan products to borrowers. Please disclose if and how your delinquency trends are impacted differently by these products.
Investor Assurance Program, page 93

12. You state that you have established an investor assurance program which is primarily in the form of a risk reserve fund contributed by borrowers to repay investors in your market place for loans that were past due. Please address the following:

             Considering that as of April 2018 you no longer operate your investor assurance program, please revise your disclosures here and throughout the registration statement accordingly;
             Disclose the impact to the consolidated financial statements, and related operating metrics of not utilizing the risk reserve fund to mitigate credit risk, including the impact to loan investors and your ability to attract new and recurring loan investors;
             Disclose how the weighted average remaining term under the investor program is 24.8 and 13.9 months as of December 31, 2016 and 2017 considering that your three
 Dinggui Yan
FirstName LastNameDinggui Yan
Jiayin Group Inc.
Comapany NameJiayin Group Inc.
August 27, 2018
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FirstName LastName
             standard loan products have a term of 12 months; and Disclose as of March 31 and June 30, 2018 and the date of the prospectus, the
             outstanding loan balance of loans covered by the investor assurance program, the remaining weighted average loan term and investor assurance program liability.
Results of Operations
Year Ended December 31, 2017 Compared to Year Ended December 31, 2016
Net Revenue, page 97

13. Disaggregate loan facilitation and post-origination services by product as described on page 121 to increase transparency into your revenue trends. Sales and Marketing Expenses, page 97

14. Please revise to disclose in greater detail the nature of the sales and marketing expenses and the specific reasons for the individual expense increases from 2016 to 2017. This discussion should also include disclosing the acquisition costs incurred for both new and returning borrowers and investors during these periods.
Liabilities from Investor Assurance Program and Other Guarantee Liabilities, page 99

15. You state that the increase in liabilities from investor assurance program at December 31,
         2017 from December 31, 2016 was in line with the increase in loan origination volume.
         We note that loan origination volume increased 39% from December 31, 2016 to
         December 31, 2017 and that your investor assurance liabilities increased 68% for that same period. Additionally we note that your accumulated loss rate declined from 20.3%
         at December 31, 2016 to 13.4% at December 31, 2017 despite the overall increase in delinquency rates during 2017 as reflected in your delinquency rate by vintage and delinquency rate by balance metrics on pages 85 and 86. Please expand your discussion to address in greater granularity, the apparent inconsistencies, including the impact of the payout time frame of losses on liabilities from the investor assurance program.
Liquidity and Capital Resources, page 99

16. Please explain in greater detail how you plan to fund payouts related to your investor assurance program of RMB 3,017,124 and other guarantee liabilities of RMB 701,228 as of December 31, 2017 given the cash and restricted cash balances. Business
Our Borrowers and Loan Products Offered to Borrowers
Target Borrowers, page 119

17. Please revise the second paragraph under this section to also disclose the number of borrowers you had in 2016 and the corresponding percentage change from 2016 to 2017.
 Dinggui Yan
FirstName LastNameDinggui Yan
Jiayin Group Inc.
Comapany NameJiayin Group Inc.
August 27, 2018
August 27, 2018 Page 5
Page 5
FirstName LastName
Loan Products offered to Borrowers, page 120

18. You state that you generally allow no more than one outstanding loan to one borrower at any time. Please clarify the circumstances in which you would allow more than one outstanding loan and how this impacts your underwriting process. Management's Discussion and Analysis of Financial Condition and Results of Operations
Evolvement of our product mix, page 121

19. We note the weighted average APR for the online standard loan products increased significantly in 2017 compared to 2016. Please revise to provide a discussion addressing the reasons for the increase in 2017. In addition, in light of the requirements that the APR of loan products should not exceed 36% and the changes that resulted in the pricing adjustments for all loan products in December 2017, provide a discussion which addresses the expected impact on your business, results of operations and financial condition.
Credit Assessment Model, page 125

20. You state that as part of your credit assessment/score card module, you assign credit scores to borrowers. Please disclose the credit scores assigned to outstanding loans for the periods presented along with related credit score definition, including the likelihood of loss.
Our Technology and IT Infrastructure
Data security, page 128

21. Please substantiate how you can assure investors that any suspicious activity will be detected. Alternately, please revise to qualify this statement. Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
(k) Investor Assurance Program, page F-14

22. You state that default payments to investors can only be made from the investor assurance program when there are sufficient funds available, that your obligation is limited to the amount of the restricted cash at any point in time and you are obliged to compensate investors once the restricted cash balance is replenished again from contributions of future borrowers. Considering that as of April 2018 you no longer operate your investor assurance program, clarify your obligations beyond April 2018, including how the liabilities of the investor assurance program as of December 31, 2017 will be funded.
23. Disclose how you consider updated borrowers credit metrics and how this information is considered in your estimate of the investor assurance liability subsequent to inception.
         Refer to ASC 310-10-50-9.
 Dinggui Yan
FirstName LastNameDinggui Yan
Jiayin Group Inc.
Comapany NameJiayin Group Inc.
August 27, 2018
Page 6
August 27, 2018 Page 6
FirstName LastName
(o) Revenue Recognition, page F-17

24. You disclose that although you provide loan facilitation services at loan inception and provide guarantee services and post-origination services over the term of the loan, the fees are contingent upon actual payment from the borrowers and thus the revenue is contingent and becomes determinable when payment is received. As a result you recognize revenue upon collection of all fees. Please address the following:

             Provide us with a copy of the multilateral contract between you, the borrower and investor for services provided;
             Tell us your basis for collecting fees not contractually agreed upon;
             Please cite for us the authoritative guidance to support the recognition of revenues net of customer credit risk; and
             Disclose when loan facilitation service fees, investor assurance program fees and post-
             origination service fees are due from the borrower based on the terms of the underlying contract.
Incentives to Investors, page F-19

25. Disclose the amount of incentives provided to both new and returning investors for the periods presented.
(v) Income (loss) per share, page F-21

26. Disclose your basis for calculating diluted income per share using the two-class method.
Note. 3 Assets From Investor Assurance Program, page F-24

27. You state that at each reporting date that for the investor assurance asset, you estimate the future cash flows and assess whether there is any indicator of impairment. If the carrying amounts of the asset from investor assurance program exceeds the expected cash to be received, an impairment loss is recorded for the asset not recoverable and is reported in the statements of comprehensive income (loss). Disclose whether you recognized any impairment for periods presented, and if not the circumstances that result in the collection of 100% of the fees despite payment defaults.
28. Please disaggregate the investor assurance assets rollforward by product.
Note 5. Liabilities From Investor Assurance Program, page F-25

29.      Please address the following:

             Disaggregate the investor assurance liability rollforward by product;
             Provide us with the journal entries you recognize at inception; Dinggui Yan
Jiayin Group Inc.
August 27, 2018
Page 7

          Disclose where you recognize the difference between the asset from the investor assurance program arising from new business and the liability arising from new business and or the contingent component of the guarantee liability at inception;
          Disclose the outstanding loan balance, remaining weighted average contractual term and expected loss rates of the related underlying loans for the periods presented. Refer to ASC 460-10-50-4.
          Reconcile the outstanding loan balance to the maximum potential undiscounted future payments for the periods presented; and
          Define net payouts during the year.
Note 6. Other Guarantee Liabilities, page F-25

30. You state that in connection with the Shanghai Caiyin transaction in December 2015, and loans provided by Niwodai Finance, you recorded a guarantee liability of RMB 2,894,879 which is expected to wind down by the end of 2019. Disclose why the wind down period for this guarantee liability is four years compared to payout time frame of your investor assurance program and the maximum potential undiscounted future payments.
Note 8. Income Taxes, page F-27

31. Please revise to disclose the assets and liabilities from the investor assurance program separately for the period presented.


       You may contact Michelle Miller at 202-551-3368 or Marc Thomas at 202-551-3452 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Pam Long at 202-551-3765 with any other questions.



                                                            Sincerely,
FirstName LastNameDinggui Yan
                                                            Division of
Corporation Finance
Comapany NameJiayin Group Inc.
                                                            Office of Financial
Services
August 27, 2018 Page 7
cc:       Meng Ding, Esq.
FirstName LastName